SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2 3

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

Press release regarding the Company’s unaudited financial condition and results of operations for the six (6) months ended June 30, 2008;

Press release regarding the launching of the Company’s Second Share Buyback Program.

Confirmation of appointment of Mr. Joseph Homer A. Macapagal as a Vice President/Head of Property Facilities Management, effective July 16, 2008;

Resignation of Mr. Richard N. Ferrer as a First Vice President, effective August 15, 2008; and

Cash dividend declaration on the Company’s Common Capital Stock and Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock.

11 7 6

Exhibit 1

August 5, 2008

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the six (6) months ended June 30, 2008.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

August 5, 2008

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the six (6) months ended June 30, 2008.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL C. FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,303 As of June 30, 2008	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  5 August 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

__________________________________________________________

__________________________________________________________

__________________________________________________________

Exhibit 1

PRESS RELEASE

1H08 CONSOLIDATED NET INCOME UP 13% TO P19.3 BILLION

CORE NET INCOME RISES 9% TO P18.7 BILLION

EBITDA UP 4% TO P43.8 BILLION; FREE CASH FLOW UP 16% TO P28.2 BILLION

INTERIM DIVIDEND OF P70 PER SHARE; BUYBACK OF FURTHER 2 MILLION SHARES APPROVED

CELLULAR SUBSCRIBER BASE REACHES 33.2 MILLION

•         Consolidated net income of P19.3 billion for the first half of 2008, 13% higher than P17.1 billion net income in the first half of 2007

•         Core net income at P18.7 billion, an increase of 9% from the P17.2 billion recorded in the same period last year

•         Consolidated service revenues up 5% year-on-year to P70.3 billion. Wireless service revenues increase 7% to P45.8 billion; Fixed revenues up 4% to P24.6 billion; and ePLDT service revenues grow 3% to P5.0 billion

•         Consolidated EBITDA rises by 4% to P43.8 billion; consolidated EBITDA margin stable at 62% of service revenues

•         Consolidated Free Cash Flow improves by 16% to P28.2 billion for the period

•         Cellular subscriber base surpasses 33.2 million as of end-June 2008

•         Total broadband subscribers now exceed 750,000 with total revenue contribution from broadband and internet services of P4.9 billion, 48% higher than last year’s

•         Interim dividend of P70 per common share declared; Board approves share buyback for an additional 2 million common shares

MANILA, Philippines, 5th August 2008 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced unaudited financial results for the first half of 2008 with consolidated net profit of P19.3 billion, an increase of 13% from the P17.1 billion net profit reported last year. This year’s results benefited from net mark-to-market foreign exchange and derivative gains plus a one-time gain of approximately P700 million arising from the de-designation as non-hedges of certain derivatives related to the Company’s 2009, 2012 and 2017 bonds which had previously been designated as hedges. Core net income, net of these exceptional items, rose to P18.7 billion in the first six months of 2008, 9% over the core net income of P17.2 billion in the same period in 2007. Consolidated service revenues increased by 5% to P70.3 billion, despite the 12% appreciation of the peso which negatively impacted the dollar-linked revenues of the group, which account for as much as 27% of consolidated revenues. Consolidated EBITDA improved by 4% to P43.8 billion while EBITDA margin was stable at 62%.

The Group’s consolidated debt balance as of 30th June 2008 stood at US$1.6 billion with net debt at approximately US$900 million. Net debt to EBITDA and net debt to free cash flow ratios stood at 0.5 times and 0.8 times, respectively.

Exhibit 1

Consolidated free cash flow remained strong at P28.2 billion in the first half of 2008. Consolidated capital expenditures were at P8.7 billion, with spending expected to accelerate in the second half. The Company intends to continue building out capacity and coverage of its wireless and broadband networks aggressively. The capital expenditure guidance for the Group for the year 2008 is, in fact, being raised to approximately P28.5 billion from the earlier guidance of P25.4 billion. The increase is attributable primarily to the wireless business where higher than expected wireless and broadband subscriber growth and accelerated investments in wireless broadband capacity will require a higher level of capital expenditure during the year.

Consistent with the Company’s stated dividend policy, the PLDT Board of Directors approved earlier today an interim dividend of P70 per share to common shareholders of record as of 22nd August 2008. Dividend payment date is 22nd September 2008. The Board also approved the extension of the share buyback program to cover an additional two million shares. As of 16th July 2008, approximately 1.74 million shares had already been bought back and held as treasury shares under the initial buyback program. These shares were purchased at average price of P2,532 per share, representing a total outlay of P4.4 billion.

“We are pleased that we are able to sustain our committed minimum dividend payout of approximately 70% of core earnings with the declaration of this interim dividend. In addition, the approved additional share buyback program allows us to take advantage of our under-valuation with our share price being adversely affected by the weak and volatile equities market. These capital management initiatives, along with our increased capex level, underscore the strength of our free cash flow. It is also worth noting that our wireless subsidiary Pilipino Telephone Corporation (Piltel) declared yesterday a historic first dividend payout to common shareholders equivalent to P 0.43 per share. The absolute payout amount by Piltel of P5.1 billion is not insignificant and will flow through to PLDT’s shareholders by way of Smart’s 92.1% ownership of Piltel” declared Manuel V. Pangilinan, Chairman of PLDT.

Wireless: Continued Strength

Consolidated wireless service revenues rose to P45.8 billion for the first half of 2008, 7% higher than the P43 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc. (Smart) and Piltel have consistently maintained their respective solid performances.

Consolidated wireless EBITDA improved by 5% to P29.7 billion this year from P28.2 billion last year. EBITDA margin dipped marginally to 65% due to certain one-off expenses recorded in the first quarter of 2008.

The PLDT Group’s total cellular subscriber base for the first half of 2008 continued to grow strongly as Smart recorded net additions of approximately 412,000 subscribers and Talk ‘N Text added about 2.78 million subscribers to end the period with 20.7 million and 12.5 million subscribers, respectively, or a total of 33.2 million subscribers.

“Over the years, Smart and Piltel have built their strength on their ability to offer affordable and relevant products and services. We have seen to it that our various subscriber segments have had the widest array of choices by way of packages and

Exhibit 1

offers to suit their specific requirements. Cognizant of the current economic environment and the markets they serve, Smart and Piltel continue to address their subscribers’ needs through offerings such as All Text, Gaan Text and LahaTxt which allow subscribers to send SMS for as low as P0.15 per text. On the voice side, products such as All Calls 20, Low Hello and Gaan Talk offer rates that range from P1.00-2.00 per minute. And believe me, our customers understand value when they see it," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart Bro, Smart’s wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc. - showed no signs of slowing down as its wireless broadband subscriber base grew 35% for the first half of 2008 to reach 408,000 at end-June 2008, adding about 60,000 new subscribers for the second quarter alone. Wireless broadband revenues grew 109% to about P1.9 billion in the first half of 2008, a significant improvement over the P930 million in the same period in 2007. SmartBro’s prepaid Plug-It service, which was introduced in late March 2008, already has over 32,000 subscribers as of end-June, as it made the Internet available to a broader segment of the population with affordable sachet pricing, nationwide coverage and easy loading. Plug-It offers instant internet access through a portable wireless modem and is available in all areas where Smart’s network coverage is present.

“We are excited by the early success of Plug-It’s prepaid version as it demonstrates that there is a strong demand for internet access beyond the traditional postpaid market”, added Orlando B. Vea, Chief Wireless Adviser of Smart.

In July, Smart launched another groundbreaking service – Uzzap, the country’s first flat rate, all-in-one, unlimited messaging service. Uzzap is an Internet Protocol (IP)-based, downloadable application which allows users to merge several messaging services such as SMS, instant messaging and e-mail into their mobile phones. Uzzap is currently on a free trial mode with a user base of over 45,000.

PLDT Fixed Line: Transformation Underway

Fixed Line service revenues increased 4% to P24.6 billion in the first six months of 2008 from P23.7 billion last year as improvements in data revenues, both from corporate data and residential DSL services, were augmented by stable revenues in local exchange and national long distance. ILD revenues continued to decline as our dollar-linked revenues were adversely impacted by the 12% appreciation of the average U. S. dollar/peso exchange rate in 2008 as well as declines in termination rates and call volumes. Fixed Line revenues would have improved another 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers grew by over 70,000 to 335,000 at the end of the first half 2008 from 264,000 at the end of 2007. PLDT DSL generated P2.5 billion in revenues for the first six months of 2008, up 44% from P1.8 billion in the same period in 2007, accounting for 51% of the PLDT Group’s broadband and internet revenues for the period.

Fixed Line EBITDA in the first half of 2008 improved to P13.6 billion, in line with increased revenues. EBITDA margin declined slightly to 55%.

Page 7 of 11

Exhibit 1

Representative of the convergent offerings which the Group will increasingly offer moving forward, PLDT Landline Plus (“PLP”) is a fixed-wireless telephone service that uses a combined fixed/wireless platform in the delivery of fixed line voice and data services and is available in areas with limited or non-existent PLDT fixed facilities. A postpaid version has been in the market since March 2007 and a prepaid offering was introduced in March this year. Demand for the service has been strong given the service’s value proposition. Subscribers to this service, net of churn, have reached 116,000 to date.

Our Corporate Business Group has been aggressive in offering various packages providing connectivity, business solutions and bundled products to corporate clients.  This recognizes that the corporate market has needs which cannot be fully served by wireless applications. Our corporate segmentation strategy has identified various niche markets that we are focusing on:  the banking and financial sector, the electronics and semi-conductor industry, and the outsourcing/BPO industry. Another growing and underserved segment of the market is composed of small-and-medium-sized enterprises (SMEs), estimated to be around 300,000 in number.

"While the fixed line business still faces many challenges, we are confident that we will surmount these in the course of our transformation efforts. The improvement of customer service remains our top priority and in following through on that goal, we have been investing more on our outside plant facilities, our international cable capacity, an additional landing station and our digital fiber optic network," declared Nazareno.

ePLDT: Managing Challenges

ePLDT, the Group’s information and communications technology arm, reported service revenues of P5.0 billion for the first half of 2008, a 3% increase from the P4.8 billion recorded in the same period last year. ePLDT’s revenues and performance for the period reflected the adverse impact of the strong appreciation of the peso, as approximately 75% of its service revenues are denominated in U.S. Dollars. As a result of this effect and combined with higher operating expenses, ePLDT’s EBITDA fell to P481 million in the first half of 2008 compared with P545 million in the same period last year. EBITDA margin declined correspondingly to 10% compared with 11% in 2007. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

Consolidated customer interaction services (more commonly known as “call center”) revenues held steady at P1.6 billion despite the appreciation of the peso. ePLDT Ventus, the umbrella brand for ePLDT’s customer interactive business, now operates seven customer interaction service facilities with combined seats of over 6,500 and an employee base of close to 7,100.

SPi Technologies (SPi), ePLDT’s knowledge processing arm (also known as business process outsourcing or “BPO”), generated revenues of P2.5 billion in the first half of 2008. In addition to the Philippines and the U. S. A., SPi has operations in India and Vietnam.

“We continue to face head on the challenges posed by our various businesses – the legal discovery business requires intensified sales efforts in order to maximize its fixed overhead while medical transcription is intent on improving productivity and

Exhibit 1

margins. Resolving these issues has taken longer than anticipated but we will deal with them decisively. On the positive side, publishing and medical billing have continued their strong performance in the first half while the call center business has maintained its stable revenue stream,” said Ray C. Espinosa, ePLDT President and CEO.

PLDT at 80 – Changing Lives

“Whilst our performance in the first half has been solid and sustained despite difficult economic circumstances, we anticipate stronger head wind in the second half as inflation accelerates and takes it toll on the consumer and on expenses. Already, we are seeing parts of our cash operating expenses rising and third quarter demand softening slightly – albeit the third quarter being a seasonally low period. It is therefore prudent that Management has taken steps to manage costs more tightly starting this second semester without sacrificing the investments necessary to grow the business. We have, in fact, raised our capital expenditure forecast by P3.1 billion, in order to accelerate our investments in wireless broadband and in our broader cellular infrastructure. Against this backdrop, we are maintaining our core profit guidance of P37.0 billion and plowing back P28.5 billion in capital investments.

We are fully aware of the tough economic situation of our subscribers and we are striving to alleviate this financial pressure by following through on our corporate philosophy of providing affordable products and services that suit their means and needs. Having put into place measures that are intended to mitigate these adverse developments, we remain cautious and vigilant, yet confident still, that we will achieve our targets for 2008,” concluded Pangilinan.

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

August 5, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Launches a Second Share Buyback Program”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

August 5, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Launches a Second Share Buyback Program”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-840 5
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,303 As of June 30, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU
______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. August 5, 2008

(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 2

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT Launches a Second Share Buyback Program”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: August 5, 2008

Exhibit 2

PRESS RELEASE

PLDT Launches a Second Share Buyback Program

MANILA, Philippines, 5 August 2008 –– Philippine Long Distance Telephone Company (NYSE : TEL; PSE : PLDT) announced that at a meeting held earlier today, its Board of Directors approved a second share buyback program of up to another 2 million shares representing approximately 1.1% of the Company’s total outstanding common shares. The buyback will continue until the number of shares earmarked for the program has been fully repurchased, or until such time as the Company’s Board of Directors determines otherwise. The Company has sufficient unrestricted retained earnings to cover the amount for the program.

In January this year, the Board approved a share buyback program for up to 2 million shares. To-date, a total of 1.74 million shares have been purchased into treasury at an average price of P 2,532 per share, representing a total cash outlay of P 4.4 billion. PLDT intends to repurchase the remaining 0.26 million shares under this program at the appropriate time.

Similar to the first program, implementation of the second share buyback program will be undertaken by PLDT’s Treasury Group with the plan to reacquire the shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and/or the NYSE.

These share buyback programs reflect PLDT’s continued commitment to capital management as an important element in enhancing shareholder value, and reinforce initiatives the Company has already undertaken such as the declaration of special dividends on the basis of a “look back” approach on top of the regular dividend pay out of 70% on common shares.

The buyback programs also manifest the Company’s confidence in the inherent value of its shares especially when their market value falls below such level, as they do from time to time. The program is not expected to affect any of the Company’s existing or prospective projects or programs and dividend policy.

Requisite disclosures to the PSE, SEC and NYSE shall be filed following each repurchase of shares.

Exhibit 2

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business segments – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI). PLDT has the largest market capitalization in the Philippines.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No.: 816-8213 Tel No.: 816-8024 Tel No.: 511-3101

Fax No.: 844-9099 Fax No.: 810-7138 Fax No.: 893-5174

or visit our website: www.pldt.com.ph.

Exhibit 3

August 5, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 3

August 5, 2008

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 3

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,303 As of June 30, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 3

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 5 August 2008

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 3

11. Item 4 (Resignation, Election of Registrant’s Officer) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on August 5, 2008:

1. The Board confirmed the appointment of Mr. Joseph Homer A. Macapagal as a Vice President and Head of Property and Facilities Management effective July 16, 2008.

Mr. Macapagal served as Head - Corporate Real Estate Services of Standard Chartered Bank from January 2007 to July 2008 and as Deputy General Manager - Asset Services of CB Richard Ellis from March 1998 to December 2006. He also served as Property Manager of First Pacific Davies Property Management, Incorporated and as Property Administrator of Cityland Development Corporation. He received his Bachelor of Science in Civil Engineering Degree from University of Santo Tomas and Master’s Degree in Business Administration from Pamantasan ng Lungsod ng Maynila.

2. The Board accepted the resignation of Mr. Richard N. Ferrer as a First Vice President effective August 15, 2008.

The resignation of Mr. Ferrer is not expected to have any significant impact on PLDT’s current or future operations, financial position or results of operation.

3. The Board declared out of the unrestricted retained earnings of the Company as of December 31, 2007, interim cash dividends in the amount of P70.00 per outstanding share of the Company’s Common Stock, payable on September 22, 2008 to the holders of record on August 22, 2008.

4. The Board declared the following cash dividends out of the unrestricted retained earnings of the Company as of December 31, 2007:

a. P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2008, payable on September 30, 2008, to the holders of record on September 3, 2008.

b. P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2008, payable on September 30, 2008, to the holders of record on September 3, 2008.

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Exhibit 3

c. P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2008, payable on September 30, 2008, to the holders of record on September 3, 2008.

d. P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2008, payable on September 30, 2008, to the holders of record on September 3, 2008.

e. P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2008, payable on September 30, 2008, to the holders of record on September 3, 2008.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 5, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 5, 2008